UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Amendment No. 4)

Logility, Inc.

(Name of Subject Company (Issuer))

American Software, Inc. (Offeror)

(Name of Filing Persons)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue

Suite 2000

Memphis, Tennessee 38103

(901) 526-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☒	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 4 TO

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT

FILED UNDER COVER OF SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 22, 2009 (as previously amended and supplemented, the “Schedule TO”) by American Software, Inc., a Georgia corporation (“American Software”) and Logility, Inc., a Georgia corporation (“Logility”). The Schedule TO relates to the offer (the “Offer”) by American Software to purchase up to all the outstanding shares of common stock, no par value (the “Shares”), of Logility, not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009, and the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 3) by American Software on June 26, 2009.

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The Offer expired at 12:00 midnight, New York City time, on June 29, 2009. According to American Stock Transfer & Trust Company, the Depositary for the Offer, a total of approximately 1,134,570 Shares were validly tendered.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable majority-of-the-minority condition to the Offer. Together with the Shares already owned by American Software and Shares issued upon exercise of stock options and conditionally tendered pursuant to the Offer, tendered Shares, including those subject to guaranteed delivery, represent approximately 96.7% of the outstanding Shares. American Software has accepted for payment all Shares that were validly tendered and not withdrawn in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Since American Software will own at least 90% of the outstanding Shares, American Software will promptly cause Logility to consummate a short-form merger under Georgia law in which all shares held by remaining shareholders will be converted into the right to receive $7.02 per Share, without interest. Following the merger, the Shares will cease to be listed on the NASDAQ Global Market.

(2) The press release, dated June 30, 2009, announcing the results of the Offer, is attached hereto as Exhibit (a)(1)(O) and incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated May 22, 2009.

(a)(1)(B)*	Letter of Transmittal dated May 22, 2009.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement as published on May 22, 2009 in The New York Times.

(a)(1)(H)*	Instructions and Notice of Conditional Exercise of Options to Purchase Common Stock of Logility.

(a)(1)(I)*	Press release issued by American Software on May 22, 2009.

(a)(1)(J)*	Form of Correspondence to Employees of American Software and Logility delivered on May 22, 2009.

(a)(1)(K)*	Press release issued by American Software on May 15, 2009 (incorporated by reference to the Schedule TO filed by American Software with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2009).

(a)(1)(L)*	Press release issued by American Software on March 18, 2009 (incorporated by reference to the Schedule TO filed by American Software with the SEC on March 19, 2009).

(a)(1)(M)*	Press release issued by American Software on June 19, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 25, 2009.”

(a)(1)(N)*	Press release issued by American Software on June 26, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 29, 2009.”

(a)(1)(O)	Press release issued by American Software on June 30, 2009 entitled “American Software Completes Tender Offer for Logility.”

(a)(2)(A)*	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 22, 2009 (the “Schedule 14D-9”).

(a)(2)(B)*	Letter dated May 22, 2009 from the Special Committee to holders of Common Stock of Logility (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9).

(a)(2)(C)*	Press release dated March 27, 2009 entitled “Logility Comments on Proposed American Software Tender Offer” (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-9).

(a)(2)(D)*	Press release dated May 22, 2009 entitled “Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer” (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9).
*	Previously filed

Item 13. Information Required by Schedule 13E-3.

Item 16. Exhibits.

Exhibit No.	Description

(c)(1)*	Opinion of VRA Partners, LLC to the Special committee of the Board of Directors of Logility dated May 14, 2009 (incorporated by reference to Annex B of the Schedule 14D-9 filed with the SEC on May 22, 2009).

(c)(2)*	Investment Banking Presentation Prepared for the Special Committee of the board of Directors of Logility by VRA Partners, LLC dated May 14, 2009

(c)(3)*	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (a)(4) of Amendment No. 1 to Schedule 14D-9).

(c)(4)*	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 21, 2009 (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to Schedule 14D-9).

(c)(5)*	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 6, 2009 (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to
Schedule 14D-9).

(c)(6)*	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 12, 2009 (incorporated by reference to Exhibit (a)(7) of Amendment No. 1 to
Schedule 14D-9).

(c)(7)*	Financial Materials Prepared for the Special committee of the American Software Board of Directors by the Chief Financial Officer.

(c)(8)*	Investment banker’s independent compilation of valuation data for supply chain software companies as a group as of March, 2009 (not produced by the banker as part of this transaction).

(c)(9)*	Compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008.

(f)*	Article 13 of the Georgia Business Corporation Code (included as Schedule C to the Offer to Purchase).
*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN SOFTWARE, INC.

/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Date: June 30, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(O)	Press release issued by American Software on June 30, 2009 entitled “American Software Completes Tender Offer for Logility.”